Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com



EASE



October 4, 2007

# Messina Minerals (MMI-TSXV) Drilling Long Lake

Messina Minerals Inc. (MMI-TSXV) has begun a 2,600 meter drill program testing the Long Lake Main Zone zinc-lead-copper-silver-gold prospect and other nearby targets within the Company's Long Lake Property and located 20 kilometers east-northeast of the Boomerang/Domino zinc-lead-copper-silver-gold mineral resources within the adjacent Tulks South Property.

The Long Lake Main Zone zinc-lead-copper-silver-gold massive sulphide prospect was discovered by Noranda in 1994. Twenty four drill holes have intersected base metal enriched massive sulphide mineralization at the Main Zone over a 225 meter strike length between 8775E and 9200E, including five drill holes recently reported by Messina August 23, 2007. The most significant result from this last phase of drilling was obtained in LL07-04 which intersected an 8.7 meter interval assaying 11.2% zinc, 2.2% lead, 1.4% copper, 81 g/t silver, and 1.1 g/t gold.

The objective of the drill program now underway at the Long Lake Main Zone is provide sufficient density of drilling to demonstrate continuity of zinc-enriched mineralization along-strike and down-dip, and if successful to permit an estimate of zinc-lead-copper-silver-gold mineral resources. The drill program is targeting the Main Zone zinc-lead-copper-silver-gold massive sulphide mineralization from surface to approximately 400 meters vertical depth and along a strike length of approximately 200 meters. The drill program is expected to continue through November 2007.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.



dw 10/30

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

**United States Securities & Exchange Comm.**
**12g 3-2(b) Exemption No. 82-2682**
**MESSINA MINERALS INC.**

# PRESS RELEASE

October 3, 2007

## Messina Minerals (MMI-TSXV) Drilling Tulks East

Messina Minerals Inc. (MMI-TSXV) has begun a 20 hole drill program testing the Tulks East zinc-lead-copper-silver-gold prospect within the Company's Tulks South Property and located 20 kilometers northeast of the Boomerang/Domino zinc-lead-copper-silver-gold mineral resources also within the Tulks South Property. The Tulks East prospect is comprised of two parallel zinc-mineralized massive sulphides zones; the at-surface B Zone and the larger and slightly deeper A Zone.

The drill program now underway is expected to provide sufficient density of drilling, and also to upgrade the quality of specific gravity and other technical parameters versus historic information, to permit an estimate of the mineral resources at both the B Zone and a zinc-enriched portion of the adjacent A Zone. The drill program is targeting B Zone and A Zone massive sulphide mineralization from surface to approximately 350 meters vertical depth.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

**On behalf of the Board of Messina Minerals Inc.**

*"Peter Tallman"*

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

**On behalf of the Board of Messina Minerals Inc.**

*"Peter Tallman"*

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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For further information
Please contact:
Peter Tallman
President
(604)688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com



END